Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

March 9, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:      H. Christopher Owings, Assistant Director

Re:         Southern States Sign Company
Registration Statement on Form S-1
Filed January 25, 2011
Your File No. 333-171842

Dear Mr. Owings:

We write on behalf of Southern States Sign Company (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 17, 2011 by H. Christopher Owings, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Registration Statement on Form S-1 filed January 25, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
Your disclosure indicates that you are a development stage company that intends to engage in the business of constructing billboards and selling advertising space.  We note that you have had no operations, sales or revenues since inception.  In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.  In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Response:  In response to this comment, the Company asserts that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended.  Revision of the Registration Statement to fit the requirements of Rule 419 would be incoherent and materially misleading in light of the Company’s specific business plan and purpose.

Rule 419 defines a “blank check company” as a company that:

i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose.  As detailed throughout the Registration Statement, its business purpose is to develop and lease advertising space on commercial billboards.  The Company has leased two intended billboard sites for this purpose and has disclosed a detailed description and plan of operations for its planned business.

In addition, specific risks relating to the Company’s relatively brief operating history, lack of revenues to date and related matters have been disclosed in the Registration Statement.  The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419.  Instead, the appropriate standard is whether the company has a specific business plan or purpose, or whether it has “indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932. The Company is not seeking to engage in any type merger or acquisition and has given no indication that this it has any plan or intention to pursue such a transaction

In response to this Comment, the Company has added the following statement near the end of the Summary section on Page 5:

“We are not a ‘blank check’ company and have no plans to engage in a merger or acquisition with any other company or other entity.”

Prospectus Cover Page

2.
We note your statement that you intend to apply for quotation on the OTCBB.  Please revise your disclosure throughout the registration statement to state that, although you intend to apply for quotation on the OTCBB, there is no guarantee that a market maker will agree to file an application on your behalf, and that even if an application is filed, there is no guarantee that you will be accepted for quotation.  Also, please revise your disclosure throughout the registration statement to clarify that your stock may become quoted, rather than traded, on the OTCBB.

Response: Cautionary language to this effect has been added to the Prospectus cover page, to the Offering summary on page 5, to the relevant risk factor on page 9, to the Determination of Offering Price disclosure on page 11, to the Plan of Distribution on Page 13, and to the Market for Common Equity and Related Stockholder Matters disclosure on page 24.  In addition, the Registration Statement has been revised throughout to state that the Company’s common stock may become “quoted” rather than “traded” on the OTCBB.

Risk Factors, page 6

3.
We note that your property leases limit the types of advertisers you can target.  In this regard, Section E provides that you “. . .shall not place advertisement that is in direct competition with any business on the premises, such as competitive fast food restaurants, etc.”   With a view toward disclosure, please tell us the types of businesses located on the premises at your leased properties.  Please also tell us what consideration you gave to including risk factor disclosure of this contractual restriction.

Response:  In response to this comment, the Company has added the following disclosure and explanation to the sub-section entitled “Our Planned Products and Anticipated Sources of Revenue” on page 20:

“Under the terms of our leases, we are forbidden from placing advertisements on the planned billboards that are in direct competition with any business on the premises.  The I-15 freeway location is vacant land and the 13000 Las Vegas Boulevard location is occupied by a helicopter company.  We therefore do not believe that this contractual restriction will materially limit the pool of available advertisers on our planned billboards.”

Because the locations in question contain vacant land and a helicopter company, respectively, the Company did not believe that this contractual restriction posed any risk of material limitations to its sources of revenue at those locations.

Risk Related to This Offering, page 9

4.
We note your statement in the second risk factor in this section that “[t]he outstanding shares of common stock covered by this prospectus represent 30.78% of the common shares issued and outstanding.”  However, in the prospectus summary section you state that you are registering three million shares for resale and have 18 million shares outstanding, which represents 17% of your outstanding shares.  Please revise or advise.

Response: This Risk Factor has been corrected to state that the common stock covered by the Prospectus represent approximately 16.67% of the Company’s issued and outstanding common stock.

Selling Shareholders, page 12

5.
Please identify the natural holder(s) of Family Paralegal Services and any selling security holder that is not a natural person, such as Scooterville, Great Basin Taxidermy, etc. and disclose whether that are a broker-dealer or are affiliated with a broker-dealer.  We also note that Family Paralegal Services is listed twice in this table.  Please revise or advise.  We may have further comment upon reviewing your response.

Response: The Selling Shareholder table beginning on page 12 has been revised and expanded as follows:

•	The share holdings for Family Paralegal Services have been consolidated to list 200,000 shares on one line of the table. (This shareholder had purchased 100,000 shares on two separate occasions).

•	For each shareholder that is not a natural person, a footnote disclosure has been inserted to specify the natural persons exercising voting and disposition power with regard to the shares.

•	Mr. and Mrs. Fisk’s husband and wife relationship has been disclosed in a new footnote, as has their voting and disposition power with regard to shares held by their related entities, as applicable.

•
For each natural-person shareholder that exercises voting and disposition power over the securities owned by more than one named shareholder, a new footnote has been added disclosing the aggregate number of securities over which the person has voting and disposition control.

•	A disclosure has been added stating that none of the selling shareholders is a broker-dealer or is affiliated with a broker-dealer.

6.
Please revise your disclosure to describe the relationship(s) between Robert M. Fisk, Dunia Fisk, Fisk Family Trust and Robert M Fisk & Dunia Fisk JTEN, and identify the natural holder(s) with disposition and voting power over Fisk Family Trust and Robert M Fisk & Dunia Fisk JTEN.  Where appropriate, aggregate the number of securities held by each individual with disposition and voting power over the securities.

Response: Please see the Response to Comment No. 5, above.

Prospectus Summary, page 5

7.
In this section, please discuss or reference the “penny stock” restrictions on  your shares, as you have in your Risk  Factors section on page ten and your Market for Common Equity and Stockholder Matters section on page 24.

Response:  The following statement has been added to the Prospectus Summary on Page 5:

“Investors should be aware that we will be subject to the “Penny Stock” rules adopted by the Securities and Exchange Commission, which regulate broker-dealer practices in connection with transactions in Penny Stocks.  These regulations may have the effect of reducing the level of trading activity, if any, in the secondary market for our stock, and investors in our common stock may find it difficult to sell their shares.  Please see the disclosures under “Market For Common Equity And Related Stockholder Matters” on Page 24 of this Prospectus for more information.”

Description of Business, page 18

Billboards, page 18

8.
Please revise your disclosure to state, if true, that although you describe four different types of billboards, that you intend to focus on “traditional” billboards.  in this regard, we note your statement in the last paragraph on page 20 that “[you] plan to pursue the construction of a standard billboard sign.”  Alternatively, please remove the descriptions of mechanical, digital, and mobile billboards, or explain the relevance of these types of billboards to your business plan.

Response:   This discussion has been clarified to indicate that the Company plans to focus on the development of traditional or “standard” billboards for the immediate future. The descriptions of the other types of billboards have been removed.

Our Planned Products and Anticipated Sources of Revenue, page 20

9.
Please revise your disclosure to describe your strategy for identifying advertisers to lease space on your prospective billboard.  Please also disclose whether you plan to secure an advertiser prior to commencing construction or if you intend to construct the billboard.

Response:  The following additional disclosure has been added under this subsection on Page 20:

“In the Las Vegas market, advertising space on independently owned commercial billboards is typically leased from the sign owner by one of the two major outdoor advertising companies operating in the area, Lamar and Clear Channel.  These major firms will, in turn, lease the space to individual advertisers. These firms typically contact the proprietors of new billboards after final approval of the location by local authorities, with the initial lease agreement(s) being negotiated during construction of the billboard structure.  Billboard advertising space is typically leased in this fashion for a period of between one to three years, with the pricing for additional leases being negotiated based on market conditions.  We intend negotiate and secure the initial advertising lease for our first billboard with one of these two major outdoor advertising companies immediately following final approval of the project and before completion of construction on the site.”

10.
We note your statement that “[b]oth site leases are for a twenty year term beginning December 19, 2010 and are conditional upon [your] obtaining local governmental approval for the erection of a billboard sign on the site.”  Please revise your disclosure to state, if true, that your rent payment obligations and the 20-year lease period do not begin until a billboard sign has been constructed on your site.  In this regard, we note the statements in your lease agreements provided as Exhibits 10.1 and 10.2 to this filing that “the Term of this Lease shall continue for an initial term of  Twenty (20) years from the first day of the month following the date of which construction of the sign(s) is completed.”

Response:  The following clarification has been added to the end of the second paragraph in this subsection:

“Our rent payment obligations on these leases will not commence until construction of a billboard sign on the sites has been completed.”

11.
We note your statements in the penultimate paragraph on page 20 that “management estimates that the I-15 freeway site location has the potential to generate approximately $45,000 to $60,000 per month in advertising space rental revenue” and that the “13000 Las Vegas Boulevard South site location has the potential to generate approximately $12,000 per month in advertising space rental revenue.”  Please disclose whether this information is based solely upon management’s belief and provide an explanation for the basis of such belief.  If the information is based upon industry data, reports, articles or any other source, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Response:  The following additional disclosure has been added to the end of this paragraph:

“These estimates are based on the experience of management and its consultants regarding the current local billboard space market in Las Vegas, Nevada.   The actual leasing rates secured for our planned billboard locations will be based on market conditions at the time the leases are negotiated and there can be no guarantee that management’s estimates will remain accurate.”

12.
With a view towards disclosure, please also tell us whether billboards generally are leased on a short- or long-term basis and whether the monthly rent varies based on the length of the lease and/or type of billboard and your plans in this regard.

Response:  The following additional disclosure has been added to the same paragraph on Page 20:

“These estimates assume that a standard billboard will be constructed on the sites.  As discussed above, billboard advertising space is typically leased by one of the major outdoor advertising companies for a period of between one to three years at a time.   The length of the particular lease does not typically have a material effect on the lease rate paid.”

13.
At the bottom of page 20 you disclose that you “will pursue local regulatory approval for one of these lease sites” and that you plan to pursue construction of a “standard” billboard on the site.  Please revise your disclosure in this paragraph and elsewhere, as appropriate, to clarify the following:

•	if known, please disclose whether you will pursue local regulatory approval for the I-15 site or the Las Vegas Boulevard site; and

•
whether the “standard” billboard you plan to construct will be a traditional, mechanical or digital billboard or some other type of billboard and the number of advertisements it will be able to display.

Response:    This sentence has been changed to read as follows:

“During the current fiscal year, we will pursue local regulatory approval for a standard billboard to be constructed on the I-15 freeway location.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

14.
We note your plan to spend approximately $30,000 toward the implementation of your business plan over the course of the current fiscal year, which exceeds your current cash on hand.  We further note that you have not generated cash from operations since your inception.  Given these negative trends, tell us what consideration you gave to providing disclosure on management’s conclusion with respect to you ability to continue as a going concern for a reasonable period of time.

Response: The Company was advised by its accountants and auditors that, because its cash on hand will allow it to fund its anticipated expense obligations for the entirety of the current fiscal year, a footnote regarding the Company’s ability to continue as a going concern was not required in its financial statements and no qualification as to the Company’s ability to continue as a going concern was included in the audit opinion.  On this basis, management decided not to add a specific subsection on this issue to the liquidity and capital resources section.  The Company’s cash needs beyond the current fiscal year and the risks relating to this issue are discussed.

Operating Budget for Fiscal Year Beginning December 1, 2010, page 27

15.
We note your disclosure under this heading that you expect to incur $15,000 in consulting and legal fees during your current fiscal year.  We also note your disclosure in your Statement of Operations provided on page F-3 that you have incurred $35,212 in consulting fees on the period from inception through November 30, 2010.  Please disclose the names of your consultant(s) and the amounts paid to each consultant.  Also briefly describe the nature of the consulting agreement(s) and file the agreement(s) as an exhibit to your registration statement.  Refer to Item 601 of Regulation S-K.

Response:  The following disclosure has been added as Footnote 1 to the budget table on Page 27:

“Our primary business consultant, Kelleen Cota, was paid a total of $24,212 from inception of our business through the year ended November 30, 2010.  These payments were made pursuant to a verbal arrangement with the consultant.  No further payment is due under our unwritten agreement with Cota and she is committed to continue advising the company without additional charge until construction of our first planned billboard is complete.  From inception through November 30, 2010, we paid a total of $5,000 and $6,000, respectively, to consultants Jay Brown and Thelia Dondero for specific assistance with the signage permitting approval process.  These were one-time charges were not made pursuant to any written agreement or other formal arrangement.  During the current fiscal year, we plan to spend approximately $15,000 in consulting fees specifically related to the signage approval process.  We intend to engage Ms. Dondero and Mr. Brown again for these services, but we have not entered into any written agreement or other firm arrangement with these individuals.”

Local Approving Process, page 27

16.
Please revise your disclosure to provide additional detail regarding the regulatory approval process required for the construction of billboards on your leased premises.  Within this discussion, please disclose each step in the process, whether you have begun any of these steps, and the anticipated costs associated with each step.  In this regard, we note your statement in the last risk factor on page 6 that “our initial attempt to secure regulatory approval for a billboard site, undertaken in 2008-09, was not successful.”  Please briefly describe why this initial effort was unsuccessful, and disclose the way in which you will attempt to ensure that the problems which arose in 2008-2009 are not a barrier to gaining regulatory approval in the future.

Response: A more detailed breakdown of the steps involved with local regulatory approval and the costs associated with those steps has been added to this discussion.  In addition, a disclosure has been added clarifying that the Company has not yet begun the process but that it intends to undertake the first step (site plan preparation) within the immediate future.  Finally, the following explanation has been added regarding the Company’s prior unsuccessful step to secure approval for a billboard site:

“Our initial attempt to secure regulatory approval for a billboard site, undertaken in 2008-09, was not successful.  Our original application was unsuccessful primarily due to aesthetic issues with the specific site in question.  Management believes that, due to their locations, neither of our currently leased sites will present the same issues.”

17.
We note your disclosure in the first paragraph under this heading that you have budgeted approximately $20,000 during the current fiscal year for expenses related to the approval process for one of your leased sites.  In the table on page 27, you disclose that you have budgeted $15,000 for consulting and legal related to local signage approval process.  Please revise or advise.

Response:  The $20,000 figure in the first paragraph under this heading refers to both the $15,000 budgeted for legal and consulting and the $5,000 budgeted for site plan preparation and related technical work.  Clarifying language has been added to this disclosure.

18.
In the last paragraph on page 27, you disclose that you intend to pursue “conditional leases” on several additional sites in the Las Vegas area.  Please revise to clarify what you mean be the term “conditional lease.”

Response: The following clarification has been added to this paragraph:

“A ‘conditional lease’ for a billboard site is a lease which is conditional upon obtaining regulatory approval for the erection of a billboard on the site, and under which periodic rent obligations do not commence until the construction of a billboard on the site.”

Liquidity and Capital Resources, page 29

19.
We note the last paragraph on this page which states that you require approximately $90,000 of additional capital in order to construct your billboard.  Please revise your disclosure to provide an approximate breakdown of these costs, and provide a timeline as to when you expect these costs to arise.  We also note that you currently do not have any formal commitments or arrangements for additional financing.  Please revise your disclosure to state the course of action you will take if you are able to obtain partial financing, but cannot secure the full $90,000 that you anticipate you will need.  If true, please state that if you are unable to obtain additional financing your business may fail.

Response:  A table giving a breakdown and timeline of the Company’s anticipated construction expenditures has been added to this section.  In addition, the following disclosure has been added:

“If we are unable to obtain the required financing, or are able to only obtain a portion of the required financing, we will be unable to proceed and our business may fail.”

Directors and Officers, page 30

20.
We note your statements on this page that “[your] executive officers and directors and their respective ages as of January 24, 2011 are as follows” and that “[you] have no significant employees other than [your] officers and directors.”  Please revise your references to multiple officers and directors here, and throughout the registration statement, to make it clear that Mr. Ben Basat is the sole officer and director of your company.

Response:  The text in this section and elsewhere, where appropriate, has been changed to reflect the singular.

21.
Please disclose Mr. Ben Basat’s employment during the past five years, including the name of his employer and the principal line of business of each employer.  If Mr. Ben Basat is self-employed, please state this fact.  Refer to Item 4019(e) of Regulation S-K.

Response: The disclosure has been clarified to specify that Mr. Ben Bassat has been self-employed in the commercial real estate industry from 1999 through the present and engages in the described business activities in his capacity as a self-employed individual.

Certain Relationships and Related Transactions, page 34

22.
We note your disclosure in Note 4 – Commitments and Contingencies on page F-9 that Mr. Ben Basat is involved in other business activities and will likely be involved in other business activities in the future.  Please revise your disclosure to include a description of Mr. Ben Basat’s other business activities and disclose any potential conflicts of interest that may arise from these business activities and how such conflicts would be resolved.

Response: The following disclosure has been added to this section:

“Our founder, president, CEO, CFO, and sole director, David Ben Bassat, is involved in other business activities, which include purchasing and/or developing commercial properties, leasing those properties to business entities, and managing the properties on a daily basis. He currently owns, leases, and manages five commercial buildings.  We do not believe that these activities pose any potential conflict of interest with regard to our planned commercial billboard operations.”

Dealer Prospectus Delivery Obligation, page 34

23.	Please relocate the disclosure under this heading to the inside front cover page of the prospectus. Refer to Item 2 of Form S-1 and Item 502 of Regulation S-K.

Response: This disclosure has been moved to the inside front cover page of the Prospectus.

Item 15.  Recent Sales of Unregistered Securities, page 36

24.	It does not appear that you filed notifications on Form D with respect to the sales you made pursuant to Rule 504 of Regulation D. Please advise.

Response: The Company has corrected this oversight and has filed Forms D for its offerings and sales made pursuant to Rule 504.

Item 16.  Exhibits, page 37

25.	Please file the form of subscription agreement for each of the private placements through which the selling stockholders acquired their shares.

Response: The forms of subscription agreement used have been added as Exhibits 99.1 through 99.3

Exhibits 10.1 and 10.2, page 37

26.
Both of your leases refer throughout not only to the parcel owners and the company, but also to an apparent third party, Empire.  Please explain to us who Empire is and its involvement in your business, if any.  We note, for example, that Empire is obligated to notify the owner of the sign completion date.

Response: These references were due to a typographical error in the forms used for the leases.  Where the forms referred to “Empire” they should have referred to Southern States Sign Company.  This error has been corrected and amended agreements are included as Exhibits 10.1 and 10.2.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague

Enclosure (Acknowledgment by the Company)